Exhibit 99.1

Innate Pharma Third Quarter 2021 Report

  Monalizumab in combination with durvalumab significantly delayed disease progression in AstraZeneca’s randomized Phase 2 COAST study in unresectable, Stage III NSCLC, advancing to Phase 3
  Pre-clinical data presented at SITC with Sanofi from the lead next-generation NK cell engager platform, ANKET™ targeting CD123 in acute myeloid leukemia
  Cash position of €141.8million1 as of September 30, 2021
  Conference call to be held today at 2:00 p.m. CET / 8:00 a.m. ET

MARSEILLE, France--(BUSINESS WIRE)--November 16, 2021--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced its revenues and cash position for the first nine months of 2021.

“In the period, we continued to execute against our strategic priorities as we reported readouts from two of our partnered portfolio programs. This included randomized Phase 2 data for monalizumab in combination with durvalumab in unresectable, Stage III NSCLC as well as pre-clinical data from our lead ANKET molecule targeting CD123 in acute myeloid leukemia. These readouts continue to set the stage for delivering both near and long-term value, while also highlighting the strength and depth of our core R&D efforts,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “Looking ahead, we will continue to advance our lacutamab development program and move our early-stage R&D activities towards the clinic with our next generation ANKET platform. We also look forward to seeing AstraZeneca’s upcoming plans for monalizumab’s registrational study in unresectable, Stage III NSCLC, which further reinforces our strategy of building a sustainable business with a robust R&D engine.”

Webcast and conference call will be held today at 2:00 p.m. CET (8:00 a.m. ET)

The live webcast will be available at the following link:

https://event.on24.com/wcc/r/3492971/A9D12AE41D08D16F4096ACD3C27EC089

Participants may also join via telephone using the following dial in numbers:

France dial-in number: +33 8056 20 704
United States: +1 646 904 5544
All other locations: +1 929 526 1599
Access code: 043615

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website following the event.

Pipeline highlights:

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  In September, AstraZeneca presented a late-breaker abstract on the randomized COAST Phase 2 trial in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) at the European Society for Medical Oncology (ESMO) Congress. The presentation highlighted progression-free survival (PFS) and overall response rate (ORR) results for durvalumab in combination with monalizumab, Innate’s lead partnered asset, and oleclumab, AstraZeneca’s anti-CD73 monoclonal antibody. After a median follow-up of 11.5 months, the results of an interim analysis showed a 10-month PFS rate of 72.7% for durvalumab plus monalizumab, versus 39.2% with durvalumab alone in unresectable, Stage III NSCLC patients following chemoradiation therapy. The results also showed an increase in the primary endpoint of confirmed ORR for durvalumab plus monalizumab over durvalumab alone (36% vs. 18%).
  Based on the data, AstraZeneca announced plans to initiate a Phase 3 trial for both combinations of monalizumab or oleclumab plus durvalumab in the unresectable, Stage III NSCLC setting for patients who had not progressed after concurrent chemoradiation therapy.
  Separately, AstraZeneca also announced that it is starting a Phase 2 clinical trial, NeoCOAST-2, that includes a treatment arm with durvalumab in combination with chemotherapy and monalizumab in resectable, early-stage NSCLC.
  Innate will present data from the Phase 2 expansion cohort (‘cohort 3’), exploring the combination of monalizumab, cetuximab and durvalumab in first-line IO naïve patients with recurrent/metastatic squamous cell carcinoma of the head and neck, which was accepted as a mini oral presentation at the ESMO Immuno-Oncology (ESMO-IO) conference in December 2021.

Lacutamab (anti-KIR3DL2 antibody):

  Two parallel clinical trials to study lacutamab in patients with KIR3DL2-expressing, relapsed/refractory peripheral T-cell lymphoma (PTCL) are initiating:
    Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL.
    Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) plans to initiate an investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.

ANKET™ (Antibody-based NK cell Engager Therapeutics):

IPH6101/SAR443579

  In November Innate and Sanofi shared new data on IPH6101/SAR443579 at the Society for Immunotherapy of Cancer (SITC) conference. IPH6101/SAR443579 is the first NKp46/CD16-based NK cell engager using Innate’s proprietary ANKET™ multispecific antibody format that targets CD123 on acute myeloid leukemia (AML) cells and co-engages NKp46 and CD16a on NK cells.

  IPH6101/SAR443579 demonstrated potent antitumor activity against AML cell lines and primary AML blasts, including those resistant to ADCC by a comparator anti-CD123 antibody. IPH6101/SAR443579 also promoted strong and specific NK-cell activation and induced cytokine secretion only in the presence of AML target cells. In addition, IPH6101/SAR443579 had sustained pharmacodynamic effects in non-human primates, combining efficient depletion of CD123-expressing cells with minor cytokine release and a favorable safety profile in comparison to T-cell engagers.

Tetra-specific ANKET

  In September and November 2021, Innate also presented at the ESMO 2021 and SITC conferences respectively. Innate shared data from its tetra-specific ANKET molecule, which is the first NK cell engager technology to engage two NK cell activating receptors (NKp46 and CD16), a cytokine receptor (IL-2Rb) and a tumor antigen via a single molecule. In preclinical studies, the tetra-specific ANKET demonstrated in vitro the ability to induce human NK cell proliferation, cytokine production and cytolytic activity against cancer cells expressing the targeted antigen.

  The tetra-specific ANKET also demonstrated in vivo anti-tumor efficacy in several tumor models, allowing regression of established tumors as well as control of metastasis, associated with increased NK cell infiltration, cytokine and chemokine production at the tumor site. ANKET also showed a pharmacodynamic effect, low systemic cytokine release and a manageable safety profile in non-human primates.

IPH5201 (anti-CD39):

  AstraZeneca is conducting a Phase 1 trial in solid tumors with IPH5201 alone or in combination with durvalumab. The data is expected to be presented in 2022.

IPH5301 (anti-CD73):

  The Company is initiating an investigator-sponsored Phase 1 trial of IPH5301 in collaboration with the Institut Paoli-Calmettes.

Financial Results:

Cash, cash equivalents and financial assets of the Company amounted to €141.8 million as of September 30, 2021. At the same date, financial liabilities amounted to €16.1 million.

Revenues for the first nine months of 2021 amounted to €10.3 million (€33.6 million for the same period in 2020). For the nine-month period, ended September 30, 2021, revenue from collaboration and licensing agreements mainly results from the spreading of the payments received under our agreements with AstraZeneca and Sanofi.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

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1 Including short term investments (€15.8 million) and non-current financial instruments (€39.9 million)

Contacts

Investors
Henry Wheeler
+33 761 88 38 74
Henry.Wheeler@innate-pharma.fr

Media
Tracy Rossin (Global/US)
+1 240 801 0076
Tracy.Rossin@innate-pharma.com

ATCG Press
Marie Puvieux (France)
+33 (0)9 81 87 46 72
innate-pharma@atcg-partners.com